UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
x   Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WorldViz, Inc.

Legal status of issuer

> *Form*
> C-Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> February 6, 2018

Physical address of issuer
614 Santa Barbara Street, Santa Barbara, CA 93101

Current number of employees
22

	Most recent fiscal year-end (December 31, 2018)	Prior fiscal year-end (December 31, 2017)
Total Assets	2,010,481	2,667,355
Cash & Cash Equivalents	390,547	200,253
Accounts Receivable	640,597	1,340,508
Short-term Debt	1,694,695	2,255,985
Long-term Debt	416,959	1,341,169
Revenues/Sales	2,164,602	5,210,397
Cost of Goods Sold	941,846	2,414,285
Taxes paid	1,686	13,900
Net Income	-2,174,656	-527,972

The above financial statements were prepared for the company after its conversion from WorldViz LLC, a California limited liability company, to WorldViz, Inc., a Delaware corporation. The above financial statements were prepared on a consolidated basis with WorldViz, Inc., and a representative branch in Taiwan.

WORLDVIZ, INC.
Annual Report
(Exhibit A of Form C-AR)
April 30, 2019



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

WorldViz, Inc., a Delaware corporation, previously operated as a California limited liability company under the name WorldViz LLC, which was formed on May 2, 2002 and converted to a Delaware corporation on February 6, 2018. The Company had a 100% wholly owned subsidiary, WorldViz UK Limited, which was closed in 2018. The Company has a representative branch office in Taiwan.

The Company is located at 614 Santa Barbara Street, Santa Barbara, CA 93101.

The Company's website is http://www.worldviz.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company faces competition from other companies in the enterprise virtual reality ("VR") space. Existing companies that engage in the VR business or are within the enterprise tech space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The Company has seen declining revenue over the last five quarters. If the Company is unable to begin growing its revenue, it will be unable to meet its projected revenue targets.

The tariffs imposed between the United States and China have severely impacted our business. We see Chinese buyers of virtual reality systems turning to local competitors because core WorldViz products are hit with 20% additional tax. Additionally, tax-free certificates for importing WorldViz goods are now much more difficult to obtain. Therefore, we see a significant revenue reduction due to the 2018-2019 tradewar and currency uncertainties.

The Company has a long operating history. That the Company has not reached a large scale after 16 years of operation may be an indicator that there is not a large market for its products and services.

The Company has $602,226 in founder debt. The Company has $355,070 of long-term founder debt which shall be paid back after the Company has generated a minimum annualized EBITDA of at least $250,000 and $247,156 of short-term founder debt which shall be paid back once the Company's aggregate cash balance equals or exceeds $2,200,000. See "**Related Person Transactions - Loans**".

The Company shifted partial focus of its business from its legacy products to the new Vizible platform. The Company was unable to meet its growth projections for the Vizible platform. This has resulted in a sequence of cost cutting measures. The subsequent necessary strategic shift back to the company's proven full VR solutions business caused a loss in momentum and associated costs that present a risk to the stability of the company.

The Company has limited visibility into future revenue for its legacy products. Because the Company's legacy products are largely one-off purchase agreements, it may be difficult for the Company to predict future revenue from these lines of their business.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company closed the UK Subsidiary in 2018. The UK Subsidiary was not used for inventory or assembly of the Company's products, and operated solely to employ sales representatives overseas, who shipped and invoiced their sales directly from the Company. Only two sales employees were employed by the UK Subsidiary. In addition, the UK Subsidiary never operated in a physical location. The closing of the UK Subsidiary created minimal impact on the Company's business operations.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

BUSINESS

Description of the Business
Analysts in 2018 believed that the use of augmented reality (AR) and VR in businesses could grow to a $108B market by 2021 (up from $3.9B in 2016). The market predictions by analysts may change in the future. One area that is poised to take advantage of these new technologies is business collaboration. The rising globalization of business, coupled with the increasing costs of travel, requires better, more cost-effective ways to communicate and collaborate. That need has never been greater in manufacturing, engineering, architecture or construction, where the slightest miscommunication can lead to million-dollar mistakes and month-long delays.

Current collaboration technologies, such as telephony and video conferencing, don't allow users in multiple places around the world to meet each other in a virtual space. Nor do they enable users to experience concepts and ideas as if they actually exist, like what a new car concept might be like to sit in, or what an architectural design will be like to live in. Only VR can provide that, and only our product, Vizible, makes it easy enough for anyone to do. Vizible is cloud-based and designed for hosting secure, private meetings in VR. It's designed for simplicity with a drag-and-drop interface that is immediately familiar to anyone who uses PowerPoint, Google docs, or GoToMeeting. In a nutshell, Vizible is the next step in business collaboration.

Business updates
We experienced a significant revenue reduction in 2018. Our analysis tells us there are three main reasons: First, the tariffs imposed between the US and China have severely impacted our business. We see Chinese buyers turning to local competitors because core WorldViz products are hit with 20% additional tax. Second, we believe that the consumer VR market has significantly impacted our product line. With consumer solutions maturing, we now see customers experimenting with consumer technology which costs them a fraction of a WorldViz solution. Third, the adoption of our Vizible SaaS VR collaboration product is much slower than expected. Our positioning of the product as the "PowerPoint of VR" is met by a nascent market that is still grappling with VR as a whole.

Business Plan
In Q4 2018, WorldViz refocused its strategy on its proven core competency as a full VR business solutions provider for sales and marketing, training, and product visualization. We are currently leveraging Vizible as part of our solutions offerings giving us a unique competitive advantage for meeting the needs of large customers in an accelerated manner.

The Company's Products and/or Services
The company has a full suite of VR software and hardware business solutions, from scientific as well as low-code VR creation and collaboration platforms to real-time warehouse-scale motion tracking, VR systems integration services and content development services.

Our newest product is a new VR collaboration solution called Vizible. Vizible is cloud-based and designed for secure, private meetings. Vizible enables professionals to create content and host a remote, private meeting with anyone for the purposes of communicating, collaborating, and training. We've accomplished this by engineering two major software components:

First, Vizible comes with a powerful desktop Presentation Designer that is easy to use. Similar to Microsoft PowerPoint, it lets users drag their own content (e.g., PDFs, videos, audio, and 3D models) into a VR presentation and position it wherever they want. While the tool is immediately familiar to anyone who has made a PowerPoint presentation before, its cloud-based, collaborative editing, and instant cloud sync make any Google Apps user feel right at home.

Second, we've launched our own secure, scalable cloud infrastructure that provides users the ability to hold VR meetings with anyone around the globe as conveniently as if they were setting up a web conference call. Synchronization of content across all users prior to the meeting is fully automatic, while synchronization (and optional recording) of all users' actions, movements, and audio is also handled by our servers. Our global cloud infrastructure assures high performance over the entire planet.

Once a user is invited to a Vizible meeting, all they need to do is accept the invitation, and then join the host using a PC, an Oculus Rift VR headset, a HTC Vive VR headset, or a 3D projection system.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are sales professionals and large corporate and industrial companies.

Intellectual Property

The Company is dependent on the following intellectual property:

Patents

Application or Patent #	Title	File Date	Grant Date	Country
9,110,503	PRECISION POSITION TRACKING DEVICE	November 6, 2013	August 18, 2015	United States
9,541,634	PRECISION POSITION TRACKING SYSTEM	August 11, 2015	January 10, 2017	United States
9,804,257	METHODS AND SYSTEMS FOR AN IMMERSIVE VIRTUAL REALITY SYSTEM USING MULTIPLE ACTIVE MARKERS	November 10, 2015	October 31, 2017	United States
6,962,990	INFRARED TRACKING SYSTEM	December 12, 2016	June 27, 2017	United States
9,990,689	Multi-User Virtual Reality Processing	December 16, 2015	June 5, 2018	United States
10,095,928	Methods And Systems for Marker Identification	December 20, 2016	October 9, 2018	United States
10,242,501	Multi-User Virtual Reality and Augmented Reality Tracking Systems	April 25, 2017	March 26, 2019	United States

In addition to the above issued patents, the Company has 4 U.S. patent applications pending and 1 U.S. provisional patent application pending. Filing a patent application or provisional patent application in no way guarantees that a patent will be issued.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
2,727,301	FOR VIRTUAL REALITY SOFTWARE, NAMELY PROGRAMMING INTERFACE FOR USE IN ACADEMIC RESEARCH, BUSINESS APPLICATION DESIGN AND ENTERTAINMENT, IN CLASS 9	VIZARD	August 6, 2002	June 17, 2003	United States
3,201,285	VIRTUAL REALITY SOFTWARE FOR USE IN ACADEMIC RESEARCH, BUSINESS APPLICATION DESIGN, AND ENTERTAINMENT, IN CLASS 9	WHERE VIRTUAL BECOMES REALITY	January 27, 2006	January 23, 2007	United States

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Matthias Pusch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Vice President of Sales and Marketing, Co-Founder, (May 2019 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Sales and Marketing, Co-Founder, (May 2002 – April 2019)

Name
Peter Schlueer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Co-Founder, (May 2002 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, President and Co-Founder, (May 2002 – present)

Name
Andrew Beall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Scientist, (May 2019 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, CEO, CTO and Co-Founder, (May 2002 – April 2019)

Name
Phil Schlageter

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO, (September 2008 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, CFO, (September 2008 - present)

Name
Todd Hartwig

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Product Development, (November 2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Product Development, (November 2015 - present)
Sega of America, Director of Product Development (December 2009 - April 2015)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 19 employees in California, 1 employee in Washington State,1 employee in Tennessee, and 1 employee in Taiwan.

Subsequent Events

In the April 2019 board meeting it was decided that co-founder Matthias Pusch will take on the CEO position starting May 2019. Co-founder Andrew Beall will be taking on the position of Chief Scientist.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Common Stock
Amount outstanding	1,310,448 shares
Voting Rights	Holders of Series A stock are entitled to one vote per share in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities.	50.91%
Other Material Terms	Not Applicable

Type of security	Series Seed Preferred Stock
Amount outstanding	179,414 shares
Voting Rights	Holders of Series Seed preferred stock are entitled to the number of votes equal to the number of common stock that the holder's preferred stock would convert into, in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities.	6.97%
Other Material Terms	Not Applicable

Type of security	Series A Preferred Stock
Amount outstanding	551,395 shares
Voting Rights	Holders of Series A preferred stock are entitled to the number of votes equal to the number of common stock that the holder's preferred stock would convert into, in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities.	21.42%

Other Material Terms	Not Applicable

Type of security	Series A-1 Preferred Stock
Amount outstanding	322,649 shares
Voting Rights	Holders of Series A-1 preferred stock are entitled to the number of votes equal to the number of common stock that the holder's preferred stock would convert into, in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities.	12.54%
Other Material Terms	Not Applicable

Type of security	Series B Common Stock
Amount outstanding	210,041 shares
Voting Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities.	8.16%
Other Material Terms	Not Applicable

Type of security	Series B Options
Amount outstanding	265,496 shares of Series B Common Stock
Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Exercise of the options would result in a dilution of the holdings of investors in this Offering.
Percentage ownership of the Company by the holders of such Securities.	Not Applicable
Other Material Terms	Not Applicable

The Company has the following debt outstanding: see "**Related Person Transactions - Loans**".

Ownership

A majority of the Company is owned by a few individuals. These people are Matthias Pusch, Andrew Beall, Peter Schlueer, and Intel Capital (a division of Intel Corporation).

Below the beneficial owners of 15% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned

Matthias Pusch	436,816 Series A Common Stock	18.48%
Andrew Beall	436,816 Series A Common Stock	18.48%
Peter Schlueer	436,816 Series A Common Stock	18.48%
Intel Capital	506,643 Series A Preferred Stock	21.43%

FINANCIAL INFORMATION

Operations

The Company is an industry leader in interactive virtual reality solutions. The Company's flagship product is Vizible, a Virtual reality SaaS solution for business collaboration and online training. Other products include Vizard, the VR community's favored interactive immersive 3D content creation software, and PPT, the most cost effective wide-area motion tracking system currently available. WorldViz provides high quality, low-cost immersive 3D products to Fortune 500 companies, designers, manufacturers, educators, researchers, and other professionals, integrating cutting-edge VR products on the market and delivering complete turnkey solutions. The Company also provides VR services including custom app development, and event design.

The Company is privately held. The Company was organized as a Limited Liability Company in the state of California on May 2, 2002, and converted to a Delaware corporation on February 6, 2018. The Company had a 100% wholly owned subsidiary, WorldViz UK Limited, which closed in 2018. The Company has a representative branch office in Taiwan.

As of December 31, 2018, the company recorded total revenue of $2,164,602 and total operating expenses of $3,342,358 for a net income of $-2,174,656.

On February 6, 2018, the Company converted from a California LLC to a Delaware Corporation in preparation for an offering conducted under Regulation CF and 506(c) of Regulation D. In preparation for this offering, the Company increased its Stock Option pool by 4%.

Liquidity and Capital Resources
The Company had $390,547 as of December 31, 2018 in cash on hand.
The Company does not have any additional sources of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Series A Common Stock only.

Right to Receive Liquidation Distributions
Yes, junior to those for the Preferred Stock.

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights
Holders of shares of Series Seed Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors, out of assets of the Company legally available as dividends, if any, as may be declared by the Board of Directors from time to time.

Voting Rights

Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Series A Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- adversely alter, change or amend any of the powers, preferences, privileges or rights of the Series Seed Preferred Stock;
- increase the authorized number of shares of Series Seed Preferred Stock;
- create any new class or series of stock of the Corporation *pari passu* with or having a preference over the Series Seed Preferred Stock with respect to distribution or liquidation rights; or
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service).

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Series A Preferred Stock

Dividend Rights
Dividends shall accrue on each issued and outstanding share of Series A Preferred Stock, from and after the date of original issuance thereof (which, in the case of Series A Preferred Stock issued upon conversion of former Series A Preferred Units issued by WorldViz, LLC, shall be considered the date of the original issuance of such Series A Preferred Units), at a rate per annum equal to 8% of the original issue price per share (the "Series A Accruing Dividend"), based upon a 365-day year and actual days elapsed. The Series A Accruing Dividend shall be paid, prior and in preference to any declaration or payment of any dividend on shares of Common Stock or Series Seed Preferred Stock.

Voting Rights
Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Series A Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- amend, waive or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the rights, preferences or privileges of the Series A Preferred Stock;
- create or authorize the creation of or issue any other security, including convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock;

- increase the authorized number of shares of Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, or Series A-1 Preferred Stock;
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service);
- declare or pay any dividends or make any distribution on any shares of capital stock of the Company (other than certain exclusions specified in the Certificate of Incorporation);
- create or authorize the creation of any debt or debt security, including any debt secured by the assets of the Company, other than (i) a revolving line of credit from a bank or other financial institution in a maximum principal amount up to $500,000, or (ii) purchase-money notes and lease-purchase contracts for the purchase of equipment in the ordinary course, provided that the maximum principal amount of such notes and contracts shall not exceed $100,000 at any one time;
- increase or decrease the size of the Board of Directors;
- alter or waive the rights, preferences or privileges of the Series A Preferred Stock; or
- authorize or effect a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series A Preferred Stock receive these distributions before any holders of common stock or Series Seed Preferred Stock.

Series A-1 Preferred Stock

Dividend Rights

Dividends shall accrue on each issued and outstanding share of Series A-1 Preferred Stock, from and after the date of original issuance thereof, at a rate per annum equal to 8% of the original issue price per share (the "Series A-1 Accruing Dividend"), based upon a 365-day year and actual days elapsed. The Series A-1 Accruing Dividend shall be paid, prior and in preference to any declaration or payment of any dividend on shares of Common Stock, Series A Preferred Stock, or Series Seed Preferred Stock.

Voting Rights

Series A-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A-1 Preferred Stock voting as a separate class. These matters include any vote to:

- amend, waive or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the rights, preferences or privileges of the Series A-1 Preferred Stock;
- create or authorize the creation of or issue any other security, including convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A-1 Preferred Stock;
- increase the authorized number of shares of Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, or Series A-1 Preferred Stock;
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service);
- declare or pay any dividends or make any distribution on any shares of capital stock of the Company (other than certain exclusions specified in the Certificate of Incorporation);
- create or authorize the creation of any debt or debt security, including any debt secured by the assets of the Company, other than (i) a revolving line of credit from a bank or other financial institution in a maximum principal amount up to $500,000, or (ii) purchase-money notes and lease-purchase contracts for the purchase of equipment in the ordinary course, provided that the maximum principal amount of such notes and contracts shall not exceed $100,000 at any one time;
- alter or waive the rights, preferences or privileges of the Series A-1 Preferred Stock; or

- authorize or effect a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A-1 Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series A-1 Preferred Stock receive these distributions before any holders of common stock, Series A Preferred Stock, or Series Seed Preferred Stock.

Conversion Rights

Each share of Series A-1 Preferred Stock may be converted, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Series A Common Stock of the Company, as is determined by dividing (x) the applicable original issue price in effect for such share of Series A-1 Preferred Stock, by (y) the applicable conversion price in effect for such share of Series A-1 Preferred Stock at the time of the conversion

Rights under the Series A-1 Preferred Stock Investment Agreement

Under the Series A-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Series A-1 shareholders will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred stock.

Rights under the Voting Agreement

Under the Amended and Restated Voting Agreement, Series A-1 Preferred Stock holders agree (i) to vote in favor of the persons nominated to the Board in accordance with the description of the Board in the Voting Agreement, and (ii) that holders of Preferred Stock and the Company founders will vote their shares in favor of a deemed liquidation event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors and the holders of, in the aggregate, a majority of the issued and outstanding Series A Common Stock and Preferred Stock, so long as (x) the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and (y) the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's Certificate of Incorporation.

All Non-Major Purchasers of Series A-1 Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred stock into common stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Previous Convertible Notes

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017. Todd Hartwig is Vice President of Product Development and an employee of WorldViz. The note converted into Series A Preferred Stock, as described above under "Capitalization."

Loans

The Company's Third Amended and Restated Operating Agreement (the "Third Operating Agreement") was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of Series A Preferred Units. At that time, per the Third Operating Agreement, advances from Company members and loans from members were converted into loans from Series A Common Unit holders. The loans from unit holders (now stockholders) are notes payable resulting from advances by Series A Common Stockholders. The notes have an annual interest rate of 2.39%. No payments of interest or principal were made on the loans in 2015. The loans from stockholders are divided into short-term and long-term loans.

The terms for repayment of the loans are as follows:
- Short-term loan: the Company shall repay the entire balance of unpaid principal of and accrued and unpaid interest on the short-term loan in full on the first day on or following July 31, 2015 that the Company's aggregate cash balance equals or exceeds $2,200,000 (without giving effect to such repayment or the repayment of any other unsecured promissory notes with Company's founders).
- Long-term loan: beginning on the last day of the first calendar month on which the Company has generated minimum annualized earnings before interest, taxes, depreciation, and amortization of at least $250,000, measured on a trailing six-month basis for the six-month period ended on the last day of the immediately preceding calendar month, the Company shall pay the unpaid principal of and interest on the long-term loan in twelve (12) equal monthly payments sufficient to amortize such amount in twelve (12) equal monthly payments.

The allocation of the long-term loan and short-term loan as of December 31, 2017 is as follows:

Unit Holder	Amount	Long-Term	Short-Term
Andrew Beall	$45,583	$0	$45,583
Matthias Pusch	$407,970	$265,070	$142,900
Peter Schlueer	$148,673	$90,000	$58,673
Total	$602,226	$355,070	$247,156

Reimbursements

The Company is reimbursing Matthias Pusch and Peter Schlueer for interest charged on various personal credit cards for purchases made for the Company.

Convertible Notes

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017 (see "**Capitalization - Convertible Notes**"). Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	2/27/2015	506(b) of Regulation D	Preferred Stock	413,400 shares	Built engineering team; finalized Vizible design; completed Vizible alpha; revamped hardware solutions; filed 4 patent applications
Convertible Notes	6/27/2016	506(b) of Regulation D	Convertible Notes	$750,000 (converted January 5, 2018 into 138,025 shares of Series A Preferred Stock)	Completed Vizible beta; captured SaaS customers; deployed global cloud; expanded R&D; filed 2 patent applications
Series A-1	2/9/2018	506(b) of Regulation D and Regulation CF	Preferred Stock	322,649 shares	Built engineering team; finalized Vizible design; completed Vizible beta; revamped hardware solutions; filed 4 patent applications

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Beall
_____
(Signature)

Andrew Beall
_____
(Name)

CEO and CTO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Beall
_____
(Signature)

Andrew Beall
_____
(Name)

CEO and CTO
_____
(Title)

April 30, 2019
_____
(Date)

/s/Peter Schlueer
_____
(Signature)

Peter Schlueer
_____
(Name)

President
_____
(Title)

April 30, 2019


_____
(Date)

/s/Matthias Pusch
_____
(Signature)

Matthias Pusch
_____
(Name)

Vice President of Sales and Marketing
_____
(Title)

April 30, 2019
_____
(Date)

/s/Phil Schlageter

_____
(Signature)

Phil Schlageter
_____
(Name)

Chief Financial Officer
_____
(Title)

April 30, 2019
_____
(Date)


Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.


where virtual becomes reality·

April 30, 2019

Board of Directors
WorldViz, Inc.
614 Santa Barbara Street
Santa Barbara, CA 93101

Re: WorldViz, Inc. Consolidated Financial Statements 2018 and 2017

Dear Board of Directors,

I have prepared the accompanying WorldViz, Inc. Consolidated Financial Statements for years ending December 31, 2018 and 2017. This information is the representation of WorldViz, Inc. management.

The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and fairly present the financial condition of the Company and its results of operation for the periods specified there in except that these unaudited Financial Statements may not contain all footnotes required by generally accepted accounting principles.

Please advise me if you have any questions or need additional information.

With best regards,

Phil Schlageter
Chief Financial Officer
Vice President of Finance
WorldViz, Inc.

WorldViz, Inc.
Consolidated Balance Sheets
As of December 31, 2018 and December 31, 2017
UNAUDITED

	Dec 31, 18	Dec 31, 17	Change	% Change
ASSETS				
Current Assets				
Cash (Note 1)	$ 390,547	$ 200,253	$ 190,294	95.0%
Accounts Receivable (Note 1)	640,597	1,340,508	-699,911	-52.2%
Inventory (Note 1)	602,466	549,533	52,933	9.6%
Work In Process on Contracts (Note 2)	210,828	415,565	-204,737	-49.3%
Prepaid Foreign Income Taxes	0	15,321	-15,321	-100.0%
Prepaid Health Insurance (Note 3)	1,948	3,085	-1,137	-36.9%
Advances to Employees	48,251	45,130	3,121	6.9%
Total Current Assets	1,894,637	2,569,395	-674,758	-26.3%
Fixed Assets				
Fixed Assets (Note 1)	97,159	97,159	0	0.0%
Accumulated Depreciation	-80,104	-72,557	-7,547	10.4%
Total Fixed Assets	17,055	24,602	-7,547	-30.7%
Other Assets				
Security Deposits	9,000	9,000	0	0.0%
Net Intangible Assets (Note 4)	89,789	64,358	25,431	39.5%
Total Other Assets	98,789	73,358	25,431	34.7%
TOTAL ASSETS	2,010,481	2,667,355	-656,874	-24.6%
LIABILITIES				
Current Liabilities				
Accounts Payable	526,418	550,923	-24,505	-4.4%
Credit Cards Payable (Note 5)	100,758	127,441	-26,683	-20.9%
401k Trust Fund Payable (Note 6)	1,775	1,663	112	6.7%
Accrued Interest Payable (Note 7)	55,174	41,567	13,607	32.7%
Accrued Payroll Payable (Note 8)	275,874	387,941	-112,067	-28.9%
Payroll Taxes Payable	22,070	36,954	-14,884	-40.3%
Sales Taxes Payable	2,486	3,568	-1,082	-30.3%
Income Taxes Payable	1,234	1,134	100	8.8%
Advances from Shareholders (Note 9)	43,179	55,884	-12,705	-22.7%
Billings on Contracts (Note 10)	289,858	637,646	-347,788	-54.5%
Current Portion Long Term Liabilities (Note 11)	375,869	411,264	-35,395	-8.6%
Total Current Liabilities	1,694,695	2,255,985	-561,290	-24.9%
Long Term Liabilities				
Deferred Revenue (Note 12)	190,602	320,107	-129,505	-40.5%
Senior Convertible Promissory Notes (Note 13)	0	830,100	-830,100	-100.0%
Loans from Shareholders (Note 14)	602,226	602,226	0	0.0%
Current Portion Long Term Liabilities (Note 11)	-375,869	-411,264	35,395	-8.6%
Total Long Term Liabilities	416,959	1,341,169	-924,210	-68.9%
TOTAL LIABILITIES	2,111,654	3,597,154	-1,485,500	-41.3%

BALANCE SHEET CONTINUED ON NEXT PAGE

See accompanying Notes to the Consolidated Financial Statements

WorldViz, Inc.
Consolidated Balance Sheets
As of December 31, 2018 and December 31, 2017
UNAUDITED

BALANCE SHEET CONTINUED FROM PREVIOUS PAGE

	Dec 31, 18	Dec 31, 17	Change	% Change
SHAREHOLDERS EQUITY (Note 15)				
Series A Stock	22,606	22,606	0	0.0%
Series B Stock	235,652	235,652	0	0.0%
Seed Series Preferred Stock	989,710	989,710	0	0.0%
Series A Preferred Stock	3,213,234	2,378,707	834,527	35.1%
Series A-1 Preferred Stock	2,168,756	0	2,168,756	100.0%
Total Stock Paid In	6,629,958	3,626,675	3,003,283	82.8%
Retained Earnings	-4,556,475	-4,028,502	-527,973	13.1%
Net Income for the Year 2015	-2,174,656	-527,972	-1,646,684	311.9%
Ending Equity December 31, 2015	-101,173	-929,799	828,626	-89.1%
TOTAL LIABILITIES & EQUITY	$ 2,010,481	$ 2,667,355	$ (656,874)	-24.6%


WorldViz, Inc.
Consolidated Statements of Revenue
For the Years Ended December 31, 2018 and December 31, 2017
UNAUDITED


	Jan - Dec 18	Jan - Dec 17	Change	% Change
Ordinary Revenue/Expense				
Revenue				
Sales (Note 16)	$ 2,831,499	$ 6,709,720	$ (3,878,221)	-57.8%
Less Discounts and Allowances	-666,897	-1,499,323	832,426	-55.5%
Total Revenue	2,164,602	5,210,397	-3,045,795	-58.5%
Cost of Goods Sold (Note 1)	941,846	2,414,285	-1,472,439	-61.0%
Gross Profit	1,222,756	2,796,112	-1,573,356	-56.3%
Operating Expenses				
Marketing and Sales Expenses				
Marketing	126,239	133,390	-7,151	-5.4%
Salary and Wages	882,986	1,011,160	-128,174	-12.7%
Travel	128,131	191,491	-63,360	-33.1%
Total Marketing and Sales Expenses	1,137,356	1,336,041	-198,685	-14.9%
Research and Development Expenses				
Products and Services	322,900	23,968	298,932	1,247.2%
Salary and Wages	1,009,532	1,150,710	-141,178	-12.3%
Total Research and Development Expenses	1,332,432	1,174,678	157,754	13.4%
General and Administrative Expenses				
Amortization	5,448	3,852	1,596	41.4%
Auto	10,547	10,808	-261	-2.4%
Bad Debt	0	1,585	-1,585	-100.0%
Depreciation	7,548	11,591	-4,043	-34.9%
Employee Benefits	169,476	157,402	12,074	7.7%
Employee Relations	25,783	25,771	12	0.0%
Insurance	39,125	47,046	-7,921	-16.8%
Legal and Professional Fees	77,789	39,580	38,209	96.5%
Licenses	1,308	721	587	81.4%
Merchant Fees	14,652	14,298	354	2.5%
Office Expenses and Supplies	73,395	70,039	3,356	4.8%
Rent	210,600	210,600	0	0.0%
Salary and Wages	404,943	367,318	37,625	10.2%
Property Taxes	328	611	-283	-46.3%
Travel	5,292	9,040	-3,748	-41.5%
Utilities	68,578	67,478	1,100	1.6%
Overhead Allocation to COGS (Note 1)	-242,242	-351,323	109,081	-31.0%
Total General and Administrative Expenses	872,570	686,417	186,153	27.1%
Total Operating Expenses	3,342,358	3,197,136	145,222	4.5%
Net Ordinary Income (Loss)	-2,119,602	-401,024	-1,718,578	-428.5%

INCOME STATEMENT CONTINUED ON NEXT PAGE


See accompanying Notes to the Consolidated Financial Statements

3


WorldViz, LLC
Consolidated Statements of Revenue
For the Years Ended December 31, 2018 and December 31, 2017
UNAUDITED

INCOME STATEMENT CONTINUED FROM PREVIOUS PAGE

	Jan - Dec 18	Jan - Dec 17	Change	% Change
Other Income/Expense				
Other Income				
Interest income	524	1	523	52,300.0%
Total Other Income	524	1	523	52,300.0%
Other Expense				
Currency Exchange Gain or Loss	2,321	2,871	-550	-19.2%
Interest Expense (Note 17)	51,571	108,629	-57,058	-52.5%
Loss on Sale of Assets	0	1,549	-1,549	-100.0%
Provision for Income Taxes (Notes 1 and 19)	1,686	13,900	-12,214	-87.9%
Total Other Expense	55,578	126,949	-71,371	-56.2%
Net Other Income (Expense)	-55,054	-126,948	71,894	56.6%
Net Income (Loss)	**$ (2,174,656)**	**$ (527,972)**	**$ (1,646,684)**	**-311.9%**
Loss per Common Share, Basic and Diluted	$ (0.87)	$ (0.25)	$ (0.62)	-348.0%
Weighted Average Shares Outstanding, Basic and Diluted	2,487,535	2,106,042		

See accompanying Notes to the Consolidated Financial Statments

Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2018 and 2017
UNAUDITED

	Series A Common	Series B Common	Series Seed Preferred	Series A Preferred	Series A-1 Preferred	Accumulated Deficit	Total Stockholders' Equity
Balance on January 1, 2017	22,606	194,219	989,710	2,378,707		(4,028,503)	(443,261)
August 15, 2017 exercise of stock option for 1,530 Series B Common units		6,380					6,380
October 1, 2017 exercise of stock option for 8,406 Series B Common units		35,053					35,053
Net Loss for Year Ended December 31, 2017						(527,972)	(527,972)
Balance on December 31, 2017	$ 22,606	$ 235,652	$ 989,710	$ 2,378,707		$ (4,556,475)	$ (929,800)
January 12, 2018, Promissory Notes converted into 137,995 Series A Preferred Shares @ $6.0474 (Notes 1 and 13)				834,527			
February 9, 2018, 137,332 Series A-1 Preferred Shares offered at $7.2816, net closing costs of $19,963 (Note 15)					980,037		
April 23, 2018, 13,733 Series A-1 Preferred Shares offered at $7.2816 (Note 15)					100,000		
June 5, 2018, 129,169 Series A-1 Preferred Shares offered at $7.2816 (Note 15)					852,524		
June 11, 2018, 13,733 Series A-1 Preferred Shares offered at $7.2816, net closing costs of $588 (Note 15)					99,412		
June 20, 2018, 20,512 Series A-1 Preferred Shares offered at $7.2816 (Note 15)					138,160		
June 20, 2018, 8,170 Series A-1 Perferred Shares issued for closing costs (Note 15)					-		
July 25, 2018 Closing Costs on Series A-1 Preferred Shares (Note 15)					(1,377)		
Net Loss for Year Ended December 31, 2018						(2,174,656)	
Balance on December 31, 2018	$ 22,606	$ 235,652	$ 989,710	$ 3,213,234	$ 2,168,756	$ (6,731,131)	$ (101,173)

See accompanying Notes to the Consolidated Financial Statements


WorldViz, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018 and December 31, 2017
UNAUDITED


	Dec 31, 18	Dec 31, 17
OPERATING ACTIVITIES, CASH FLOWS PROVIDED BY OR USED IN:		
NET INCOME (LOSS)	$ (2,174,656)	$ (527,972)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)		
TO NET CASH PROVIDED BY OPERATIONS:		
Decrease (increase) Accounts Receivable	699,911	-306,171
Decrease (increase) Inventory	-52,933	193,710
Decrease (increase) Work In Process on Contracts	204,737	-40,693
Decrease (increase) Foreign Income Taxes Withheld	15,321	-15,321
Decrease (increase) Prepaid Health Insurance	1,137	-1,765
Decrease (increase) Advances to Employees	-3,121	-21,401
Increase (decrease) Promissory Note Funds Receivable	0	100,000
Increase (decrease) Accounts Payable	-24,505	35,484
Increase (decrease) Credit Cards Payable	-26,684	5,736
Increase (decrease) 401k Trust Fund Payable	112	-1,237
Increase (decrease) Accrued Interest Payable	13,607	15,180
Increase (decrease) Payroll Payable	-112,067	95,539
Increase (decrease) Payroll Taxes Payable	-14,884	8,628
Increase (decrease) Sales Taxes Payable	-1,082	3,285
Increase (decrease) Income Taxes Payable	100	-2,418
Increase (decrease) Advances from Shareholders	-12,705	27,677
Increase (decrease) Deposits from Customers	0	-5,500
Increase (decrease) Billings on Contract	-347,788	62,704
Increase (decrease) Current Liabilities	-35,395	118,191
NET CASH FLOW FROM OPERATING ACTIVITIES	-1,870,895	-256,344
INVESTING ACTIVITIES, CASH FLOWS PROVIDED BY OR USED IN:		
Purchase of Fixed Assets	0	0
Purchase of Intangible Assets	-30,879	-23,787
Depreciation and amortization	12,996	15,043
Loss on Sale of Fixed Assets	0	0
NET CASH FLOW FROM INVESTING ACTIVITIES	-17,883	-8,744
FINANCING ACTIVITIES, CASH FLOWS PROVIDED BY OR USED IN:		
Increase (decrease) Deferred Revenues	-129,505	274,191
Increase (decrease) Senior Convertible Promissory Notes (Notes 1 and 15)	-830,100	134,133
Increase (decrease) Current Liabilities	35,395	-118,191
Conversion Senior Convertible Promissory Notes into		
Preferred Stock Series A (Notes 1 and 15)	834,527	0
Sale of Preferred Stock Series A-1 (Notes 1 and 15)	2,168,755	0
Sale of Series B Stock	0	41,433
NET CASH FLOWS FROM FINANCING ACTIVITIES	2,079,072	331,566
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR PERIOD	190,294	66,478
CASH AT BEGINNING OF PERIOD	200,253	133,775
CASH AT END OF PERIOD	$ 390,547	$ 200,253


See accompanying Notes to the Consolidated Financial Statments


WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

Note 1. Summary of Significant Accounting Policies

The Company

The Company is an industry leader in interactive virtual reality solutions. The Company's flagship products are VIZARD, the VR community's favored interactive immersive 3D content creation software, PPT, the most cost effective wide-area tracking system currently available and Vizible, the simplest, most powerful VR creation and collaborative tool available. WorldViz provides high quality, low-cost immersive 3D products to researchers, educators, designers, manufacturers, and other professionals, integrating all common VR products on the market and delivering complete turnkey solutions. The Company also provides VR services including custom programming and event design and management.

Company Structure

The Company is privately held. WorldViz LLC was organized as a Limited Liability Company in the state of California on May 21, 2002. The Company elected and was approved by the IRS to be treated for tax purposes as a C Corporation beginning with the year 2015. The Company converted from a California Limited Liability Company into a Delaware Corporation on February 6, 2018. The Equity sections of these financial statements are treated as a Corporation. The Company had a 100% wholly owned subsidiary, WorldViz UK Limited, which was incorporated as a private United Kingdom company in 2015. WorldViz UK Limited was closed down in 2018. The Company also has a representative branch office in Taiwan. These financial statements are prepared on a consolidated basis.

Revenue Recognition

The Company recognizes product revenue at the time of shipment and on the percentage of completion method. Product revenues include software, custom programming and hardware. Service revenues from consulting, custom programming, event design and management, systems integration and training are recognized when the services are performed and on the percentage of completion method. SaaS revenues are recognized on a straight line basis as the service is delivered.

Inventories

Inventories consist of purchased materials, direct labor and overhead of the Company allocable to production. Materials are valued at the lower of cost or market value. Cost is determined on an average cost amount. A portion of the General and Administrative expenses are allocated to the Cost of Materials Sold and Inventory.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities of three months or less at the time of issuance to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's accounts are insured for $250,000 by FDIC for US bank deposits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity of generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

and the reported amounts of revenues and expenses during the reported period. Actual results could differ from the estimates.

Income Taxes
In 2015, the Company elected C Corporation status for Federal income taxes as of January 1, 2015 whereby the Company must pay taxes based upon its income. For the year 2017, the Company had Federal and California income tax NOL's of $447,217 and $470,031 respectively, as well as Federal and California R&D credits of $38,031 and $13,897 which will be carried forward. As of year end 2017, the Company had Federal and California income tax NOL's carryforwards of $4,055,617 and $4,053,967 respectively, as well as Federal and California R&D credits of $160,139 and $112,089 which will be carried forward. The compilation of the 2018 Federal and California income tax returns are still in progress. It is anticipated that 2018 Federal and California income NOL's and R&D Credits will be comparable to 2017. In 2018 and 2017 the Company paid income taxes of $800 to the State of California based upon the minimum amount due by a corporation. In 2017, $13,000 in income tax payments were withheld from software and technology services delivered to customers within the country of India. The $13,000 withheld is considered 2017 income tax in these financial statements.

Allowance for Doubtful Accounts
The Company expenses uncollectible receivables in the year in which they occur. In 2018, the Company expensed $0 in uncollectible receivables. In 2017, the Company expensed $1,585 in uncollectible receivables.

Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company performs credit evaluations of its customers and generally requires no collateral.

Stock-based Compensation
The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation – Stock Compensation.   ASC 718 requires all share-based compensation payments to be recognized in the financial statements based upon the fair value on the issuance date.
Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity.
The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Capitalized Cost of Sale of Shares and Capital Contributions
The Company capitalizes as an offset to Shareholders Equity, the legal services and other expenditures associated with securing and closing Sale of Shares.

Earnings per share
The Company calculates net income (loss) per share based upon the authoritative guidance. Basic earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. As of December 31, 2017, the Company had potentially dilutive rights outstanding related to its convertible securities. On January 12, 2018, these convertible securities were converted into Preferred Series A shares.

Fixed Assets
Furniture and equipment is stated at cost and depreciated on a straight line basis. Items with a value of less than $2,500 are expensed. Assets are depreciated over the following useful lives:

Computer Software	3 years
Computers	5 years
Office and Other Equipment	5-7 years
Vehicles	2-10 years
Tenant Improvements	5-15 years

As of December 31, 2018 Fixed Assets consisted of the following:

	Cost	Accumulated Depreciation	Book Value
Computer Software	$ 6,248	$ 6,248	$ 0
Computers	$ 28,212	$ 22,270	$ 5,942
Office and Other Equipment	$ 28,617	$ 28,531	$ 86
Vehicles	$ 12,000	$ 12,000	$ 0
Tenant Improvements	$ 22,082	$ 11,055	$ 11,027
Total	$ 97,159	$ 80,104	$ 17,055

Depreciation expense for the two years ending December 31, 2018 and 2017 were $7,548 and $11,591 respectively.

Significant Events
1. On January 12, 2018, the outstanding Convertible Promissory Notes Payable and Accumulated Interest were converted into Series A Preferred Shares at the rate of $6.04740 per share. See Note 14.
2. On February 6, 2018, the Company converted from a California Limited Liability Company to a Delaware Corporation in preparation for a new round of investment funding.
3. In 2018, after the conversion into a Delaware Corporation, the Company offered securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities received cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. The Company offered up to $3,000,000 in investment securities to be issued as Series A-1 Preferred shares. $1,930,000 was allocated to accredited investors and $1,070,000 was allocated to unaccredited investors. The securities offer ended April 27, 2018. The pre-money valuation of

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

the Company for this security offering was $19,000,000. The offering share price was $7.2816. Less closing costs, this securities offering raised $2,168,756. The available option pool was increased to 4%.

Note 2. Work In Process on Contracts

Work in Process on Contracts consists of the estimated net profit resulting from the percentage of completion method of matching revenues and expenses for contracts with work in process and prepayments to suppliers for materials and services related to contracts with work in process.

Note 3. Prepaid Health Insurance

The Company has a group health plan for employees which it self insures. The Company offers a low deductible group insurance plan to its employees, but purchases a group high deductible insurance policy from Blue Shield of California. The Company uses Employer Driven Insurance Services, Inc., a health plan administrator, to pay the differential between the low deductible group insurance plan claims and the high deductible group insurance policy pay outs. Prepaid Health Insurance is the amount that the Company has on deposit with Employer Driven Insurance Services, Inc. to pay the differential between the group insurance plan and the group insurance policy.

Note 4. Net Intangible Assets

Net Intangible assets consist of the following:
1. License agreements for the software underlying the Company's Vizard product.
    a. The Company and the Board of Regents of the University of California at Santa Barbara are parties to a Software License Agreement dated September 9, 2002, under which the Company paid $12,000 for and has an exclusive worldwide license from the University of California at Santa Barbara to use "Virtual Reality Utilities" software to further develop software and distribute software as a commercial product. This license agreement is being amortized over 15 years.
    b. The Company and Massachusetts Institute of Technology are parties to a Copyright License Agreement dated August 8, 2004, under which the Company paid a nominal amount for and has a non-exclusive commercial license from Massachusetts Institute of Technology to use "Virtual Reality Utilities" software and reproduce the program and create derivatives.
2. The Company has been granted six patents by the USPTO:
    a. Precision Position Tracking Device—Patent number US 9,110,503
    b. Precision Position Tracking System—Patent number US 9,541,634
    c. Infrared Tracking System—Patent number US 9,692,990
    d. Methods and Systems for Virtual and Augmented Reality—Patent number US 9,804,257
    e. Multi-User Virtual Reality Processing—Patent number US 9,990,689
    f. Methods and Systems for Marker Identification—Patent number US 10,095,928
3. The Company has filed with the United States Patent and Trademark Office (USPTO) a number of applications claiming certain inventions relating to the Company's PPT motion tracking system and portable, immersive virtual reality systems. It is not possible to predict whether all or any portion of the claims in the applications will be allowed or what the strength may be of any patent issuing from such applications. The Company has paid $96,215 as of December 31,

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

2018 in legal and patent fees which have been capitalized and are being amortized over a 15 year period.

4. The Company owns two trademarks that are registered with the USPTO:
    a. "Vizard" – Registration number 272730
    b. "Where Virtual Becomes Reality" – Registration number 3201287

Amortization Expense for the two years ending December 31, 2018 and 2017 was $5,448 and $3,852 respectively.

Note 5. Credit Cards

The Company uses credit cards to pay for various expenses. On December 31, 2018 credit card balances were as follows:

Credit Card	Credit Limit	Credit Balance	Credit Balance Remaining	Purchase Interest Rate	Cash Interest Rate
Bank of America MasterCard	$ 35,000	$ 11,848	$ 23,152	11.49%	24.49%
Bank of America Visa	$ 40,000	$ 14,770	$ 25,230	9.49%	24.49%
Capital One Small Business	$ 34,000	$ 30,902	$ 3,098	18.74%	23.74%
Capital One Visa	$ 1,000	$ -	$ 1,000	17.40%	20.40%
Chase MasterCard	$ 54,200	$ 34,855	$ 19,345	10.24%	25.99%
Citi Costco Visa Card	$ 17,000	$ 8,383	$ 8,617	16.49%	26.49%
Total	$ 181,200	$ 100,758	$ 80,442		

The Credit Card Balances for December 31, 2017 totaled $127,441.

Note 6. 401k Trust Fund Payable

The Company established a 401k defined contribution retirement plan for eligible employees in 2012. The Company does not currently provide a matching amount to employee contributions. At year end 2018 and 2017, the trust fund balance was $104,400 and $84,868 respectively.

Note 7. Accrued Interest Payable Shareholders-Related Parties

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units (See Note 15). At that time, per the Third Operating Agreement, Advances from Members and Loans from Members were converted into Loans from Series A Common Shareholders. The Loans from Shareholders are Notes Payable resulting from advances by Series A Common Shareholders. The notes have an annual interest rate of 2.39%. No interest or principal has been on the loans. The Loans from Shareholders are divided into Short-Term and Long-Term Loans. The accrued interest on both types of loans has been classified as current for these financial statements.

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

The accrued interest due on the loans as of year end 2018 and 2017 are as follows:

Shareholder	2018	2017
Andy Beall	$ 4,176	$ 3,087
Matthias Pusch	$ 37,377	$ 27,626
Peter Schlueer	$ 13,621	$ 10,068
Total	$ 55,174	$ 40,781

Note 8. Accrued Payroll Payable

The Company has a sales commission plan that pays salespersons one month after the quarter in which revenue is invoiced. In addition, the company has a personal time off plan that allows employees to accrue up to 30 working days in time off. All these plans are subject to change at the discretion of the Company. On December 31, 2018 and 2017 the Accrued Payroll Payable was:

	2018	2017
Accrued Salary Payable	$ 3,644	$ -
Accrued Sales Commissions Payable	$ 69,315	$ 186,812
Accrued Personal Time Off Payable	$ 202,915	$ 201,129
Total Accrued Payroll Payable	$ 275,874	$ 387,941

Note 9. Advances from Shareholders

Advances from Shareholders are reimbursements due to Series A Common Shareholders for payment of various expenses.

On December 31, 2018 and 2017, the Advances from Shareholders were:

Shareholders Advances	2018	2017
Andy Beall	$ (1,924)	$ 1,886
Matthias Pusch	$ 52,424	$ 61,319
Peter Schlueer	$ (7,321)	$ (7,321)
Total	$ 43,179	$ 55,884

Note 10. Billings on Contracts

Billings on Contracts consists of percentage of completion revenues recognized for contracts with work in process.

Note 11. Current Portion of Long Term Liabilities

The Current Portion of Long Term Liabilities consists of the current portion of Deferred Revenue and the current portion of Loans from Shareholders noted in Notes 12 and 14.

Note 12. Deferred Revenue

The Company sells annual support contracts for its products and services. The Company recognizes support contract revenue in the year in which the support contract begins. Multi year support contract revenue is recognized on a straight line basis over the length of the support contract.

The Company also sells Vizible as a Software as a Service (SaaS) contract. SaaS revenue is recognized on a straight line basis over the length of the SaaS contract.

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

The amount of revenue deferred into the following years is as follows:

	2018			2017
2018	$ -		2018	$ 164,107
2019	$ 112,837		2019	$ 92,523
2020	$ 74,528		2020	$ 63,173
2021	$ 3,237		2021	$ 304
Total	$ 190,602		Total	$ 320,107

Note 13. Unsecured Senior Convertible Promissory Notes

On June 26, 2016 the Company's Board of Managers and voting members approved the offering of up to $1,500,000 in Unsecured Senior Convertible Promissory Notes (Notes). The Notes shall be (A) due and payable on December 1, 2017, and (B) shall bear interest at the rate of 8% per annum. On June 27, 2016, the Company entered into a Note Purchase Agreement with Intel Capital Corporation under which the Company agrees to issue and sell one or more Notes under certain conditions not to exceed $1,500,000 in maximum aggregate and in minimum amounts of no less than $75,000 per investor.

No interest was paid to the Note holders as of 2017 year end. Any accumulated interest was added to the Note balance upon conversion and for these financial statements is treated as part of the Note. The 2017 Year End Senior Convertible Promissory Note Holders and balances were:

Note Holder	Principal	Accumulated Interest	2017
Middlefield Ventures	$ 500,000.00	$ 60,334.00	$ 560,334.00
Navigo Capital	$ 75,000.00	$ 6,633.00	$ 81,633.00
Todd Hartwig	$ 100,000.00	$ 8,000.00	$ 108,000.00
Jack Loomis	$ 75,000.00	$ 5,133.00	$ 80,133.00
Total	$ 750,000.00	$ 80,100.00	$ 830,100.00

Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

On January 12, 2018, the outstanding Convertible Promissory Notes Payable and Accumulated Interest were converted in Series A Preferred shares at the rate of $6.04740 per share as follows:

	Principal and Accumulated Interest	Share Conversion Rate	Preferred Series A Shares
Intel Capital	$ 563,880	$ 6.04740	93,243
Navigo Capital Group LP	$ 81,918	$ 6.04740	13,545
Todd Hartwig	$ 108,312	$ 6.04740	17,910
Jack Loomis	$ 80,417	$ 6.04740	13,297
Total	$ 834,527		137,995

13

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

Note 14. Loans from Shareholders-Related Parties

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units (See Note 16). At that time, per the Third Operating Agreement, Advances from Members and Loans from Members were converted into Loans from Series A Common Shareholders. The Loans from Shareholders are Notes Payable resulting from advances by Series A Common Shareholders. The notes have an annual interest rate of 2.39%. No interest or principal was paid on the loans. The Loans from Shareholders are divided into Short-Term and Long-Term Loans. The terms for repayment of the loans are as follows:

SHORT-TERM LOAN. Maker shall repay the entire balance of unpaid principal of and accrued and unpaid interest on the Short-Term Loan in full on the first day on or following July 31, 2015 that the Company's aggregate cash balance equals or exceeds $2,200,000.00 (without giving effect to such repayment or the repayment of any other unsecured promissory notes with Maker's founders).

LONG-TERM LOAN. Beginning on the last day of the first calendar month on which the Maker has generated minimum annualized EBITDA of at least Two Hundred Fifty Thousand Dollars ($250,000.00), measured on a trailing six-month basis for the six-month period ended on the last day of the immediately preceding calendar month, Maker shall pay the unpaid principal of and interest on the Long-Term Loan in twelve (12) equal monthly payments sufficient to amortize such amount in twelve (12) equal monthly payments. As used herein, "EBITDA" means earnings before income taxes, depreciation, and amortization, as such term is defined for purposes of United States generally accepted accounting principles.

The allocation of Long-Term Loan, Short-Term Loan as of December 31, 2018 and 2017 is as follows:

Shareholder	Amount	Long Term	Short Term
Beall	$ 45,583	$ -	$ 45,583
Pusch	$ 407,970	$ 265,070	$ 142,900
Schlueer	$ 148,673	$ 90,000	$ 58,673
Total	$ 602,226	$ 355,070	$ 247,156

See Note 7 for accrued interest payable on the loans.

Note 15. Shareholders and Members Equity

The Company is privately held. A Second Amended and Restated Operating Agreement was made and entered into, effective as of March 12, 2014, by the members of the Company to facilitate the creation of Series Seed Preferred Units which provide for certain liquidation and tax preferences to the holder. On March 13, 2014, a Series Seed Preferred Unit Purchase Agreement was executed between the Company and Susan Burghart for $1,000,000. In return, Susan Burghart received 179,414 Series Seed Preferred Units totaling 10% of the Company's ownership units outstanding at that time.

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units. On February 28, 2015, a Series A Preferred Unit Purchase Agreement was executed

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

between the Company and Intel Capital for $2,500,000. In return, Intel Capital received 413,403 Series A Preferred Units totaling 16.67% of the Company's ownership units at that time.

Per the Third Amended and Restated Operating Agreement, the Company was authorized to issue the following Units at year end 2017 (WorldViz LLC):

Series A Common Units	1,903,262
Series B Common Units	577,157
Total Common Units Authorized	2,480,419
Series Seed Preferred Units	179,414
Series A Preferred Units	413,400
Total Preferred Units Authorized	592,814
Total Units Authorized	3,073,233

As of December 31, 2017 the ownership of the Company was as follows:

Units Outstanding	Total Units	Fully Diluted %	Voting Units	Voting %	Non Voting Units
Series A Common Units	1,310,448	54.03%	1,310,448	68.85%	
Series A Preferred Units	413,400	17.05%	413,400	21.72%	
Seed Series Preferred Units	179,414	7.40%	179,414	9.43%	
Series B Units	210,041	8.66%	-	0.00%	210,041
Total Units Outstanding	2,113,303	87.14%	1,903,262	100.00%	210,041

Series B Unit Options/Pool		
Granted/Not Exercised	237,169	9.78%
Remaining In Options Pool	74,832	3.09%
Series B Unit Options Available	312,001	12.86%
Total Units Fully Diluted	2,425,304	100.00%

Significant Events effecting Shareholders Equity in 2018:
1. On January 12, 2018, the outstanding Convertible Promissory Notes Payable and Accumulated Interest were converted into Series A Preferred Shares at the rate of $6.04740 per share. See Note 14.
2. On February 6, 2018, the Company converted from a California Limited Liability Company to a Delaware Corporation in preparation for a new round of investment funding.
3. In 2018, after the conversion into a Delaware Corporation, the Company offered securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities received cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. The Company offered up to $3,000,000 in investment securities to be issued as Series A-1 Preferred shares. $1,930,000 was allocated to accredited investors and $1,070,000 was allocated to unaccredited investors. The securities offer ended June 20, 2018. The pre-money valuation of the Company for this security offering was $19,000,000. The offering share price was $7.2816. Less closing costs, this securities offering raised $2,168,756. The available option pool was increased to 4%.

As of December 31, 2018, the Company is authorized to issue the following shares at year end 2018 (WorldViz, Inc.):

Series A Common Stock	2,453,255
Series B Common Stock	568,077
Common Shares Authorized	3,021,332
Series Seed Preferred Stock	179,414
Series A Preferred Stock	551,395
Series A-1 Preferred Stock	411,997
Preferred Shares Authorized	1,142,806
Total Shares Authorized	4,164,138

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

As of December 31, 2018 the ownership of the Company is as follows:

Shares Outstanding	Total Shares	Fully Diluted %	Voting Shares	Voting %	Non Voting Shares
Series A Common Shares	1,310,448	44.69%	1,310,448	55.44%	
Seed Series Preferred Shares	179,414	6.12%	179,414	7.59%	
Series A Preferred Shares	551,395	18.81%	551,395	23.33%	
Series A-1 Preferred Shares	322,649	11.00%	322,649	13.65%	
Series B Common Shares	210,041	7.16%	0	0.00%	210,041
Total Shares Outstanding	2,573,947	87.79%	2,363,906	100.00%	210,041

Series B Shares Options/Pool

Shares Set Aside for Options	358,036	12.21%
Granted/Not Exercised	265,496	9.06%
Remaining In Options Pool	92,540	3.16%
Total Shares Fully Diluted	2,931,983	100.00%

A new 2018 Equity Incentive Plan was approved by the Company's Board of Directors and voting shareholders and became effective February 6, 2018. The new 2018 Equity Incentive Plan authorized the 120,853 Series B Common Share Options to be set aside for employees. The new 2018 Equity Incentive Plan has an effective term of 10 years. The Company has additional outstanding option grants to employees from plans established in 2006 and 2016.

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

Note 16. Sales by Segment

The Company sales consist of various software, hardware, and service offerings. Discounts on sales are offered to academic customers and to resellers of the Company's offerings. The various sales segments consisted of:

	2018	2017
Software	$ 870,720	$ 2,036,427
Hardware-WorldViz	$ 739,029	$ 1,937,127
Third Party Hardware	$ 189,489	$ 571,711
Solution Services	$ 841,126	$ 1,787,796
Vizible	$ 172,379	$ 346,322
Customer Shipping Charges	$ 18,756	$ 30,337
Sales Discounts and Allowances	$ (666,897)	$ (1,499,323)
Total Sales	$ 2,164,602	$ 5,210,397

Note 17. Interest Expense-Related Parties

Interest Expense includes accrued interest payable on Loans from Shareholders (See Note 9). In addition, the Company is reimbursing Matthias Pusch and Peter Schlueer for interest charged on various personal credit cards for purchases made for the Company.

Note 18. Leases

The Company signed an amendment to the lease for the property at 614 Santa Barbara, CA 93101 on August 17, 2015 to extend the term of the lease for 24 months beginning November 1, 2015 and expiring October 31, 2017. On July 6, 2017, the lease was extended to December 31, 2020. The minimum lease commitments for the next five fiscal years are as follows:

2019	$	201,600
2020	$	201,600
2021	$	-
2022	$	-
2023	$	-
Total	$	403,200

Note 19. Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance. The income tax benefit differs from the amount computed by applying federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

WorldViz, Inc.
Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2018 and 2017
UNAUDITED

For the twelve months ended December 31,

	2018	2017
Deferred Tax Asset	$ 1,807,427	$ 1,224,361
Valuation Allowance	$ (1,807,427)	$ (1,224,361)

As of December 31, 2018, the Company has a net operating loss carryforward of approximately $6,050,000 to reduce future federal taxable income. The Company currently has no federal or state tax examinations in progress. With limited exceptions, all of the Company's open tax years beginning with 2015 are subject to federal and state tax examinations.

The Company is subject to taxation in the U.S. and the states of California, Maryland, Maine and Tennessee and is current on its federal and state tax returns.

Note 20. Subsequent Events

In May 2019, the Company anticipates a change in officer roles by co-founders. Matthias Pusch is to become Acting Interim Chief Executive Officer and the current Chief Executive Officer, Andrew Beall, will continue working with the company as Chief Scientist.

Note 21. Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recovery of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated positive cash flow from operations, relies upon outside sources to fund operation, and has incurred losses from inception of approximately $6,800,000, which among other factors, raises substantial doubt about the ability of the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales under its current business model, and its ability to generate positive operational cash flow. The accompanying financial statements do not include adjustments that might be required should the Company be unable to continue as a going concern.